UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

On June 29, 2023, the Registrant entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Registrant issued to the Investor an unsecured promissory note on June 29, 2023, in the original principal amount of $2,160,000.00 (the “Note”), convertible into common shares, $0.24 par value, of the Registrant (the “Common Shares”), for $2,000,000.00 in gross proceeds.

The Note was offered to the Investor, with $1,800,000.00 initial principal amount of the Note being offered in a registered direct offering and registered under the Securities Act pursuant to a prospectus supplement to an existing effective shelf registration statement of the Registrant.

The Note bears interest at a rate of 7% per annum and has a term of twelve (12) months after the purchase price of the Note is delivered by the Investor to the Registrant (the “Purchase Price Date”). The Note carries an original issue discount of $140,000.00 and includes $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Registrant may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment.

The Investor has the right to redeem the Note at any time forty-five (45) days from the Purchase Price Date, subject to maximum monthly redemption amount of $300,000.00. Redemptions may be satisfied in cash, Common Shares or a combination of cash and Common Shares at the Registrant’s election. If Registrant chooses to satisfy a redemption in Common Shares, the redemption amount will be converted into registered Common Shares for the period beginning on the date that is forty-five (45) days from the Purchase Price Date and ending on the date that is six (6) months from the Purchase Price Date and registered or unregistered Common Shares thereafter. Such conversion Common Shares will be issued at a conversion price (the “Redemption Conversion Price”)  that is 80% of the lower of: (i) the closing price of the Common Shares on the trading day immediately preceding the date a redemption notice is delivered, or (ii) the average closing price of the Common Shares for the five trading days immediately preceding the date the redemption notice is delivered. However, the Registrant will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note) and such failure is not waived in writing by the Investor, or the Redemption Conversion Price is below $1.20 per share.

During the period beginning on the date that is forty-five (45) days from the Purchase Price Date and ending on the date that is six (6) months following the Purchase Price Date, the outstanding balance of the Note will automatically be increased by one-half percent (0.5%) for each calendar month where the Registrant does not have an effective registration statement available for the Investor to sell any conversion shares under.

Upon occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance.

The Registrant will use the net proceeds from the offering of the Note for working capital and general corporate purposes.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2. The prospectus supplement relating to the Offering will be filed on the SEC’s web site at http://www.sec.gov.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Promissory Note

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: June 30, 2023	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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